Fortuna provides year-end update for the San Jose Mine, Mexico

Vancouver, December 16, 2015-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide an update of construction activities and brownfields exploration at the San Jose Mine in Mexico.

In December of 2014 (see Fortuna news release dated December 17, 2014), the company announced the expansion of the mill to 3,000 tpd and the construction of a dry stack tailings deposit and filter facility.  Construction activities for both projects are moving ahead according to plan and are below budget.

Dry stack tailings deposit and filter facility project

Construction of the dry stack tailings deposit and the tailings filter facility have progressed according to schedule in spite of an earlier delay in the delivery of the filters from the supplier.  The project is in the final stages of dry commissioning and tailings should be run through the system by the end of the month.  The project is 8 percent below the approved budget of $29.2 million.

The first stage of the dry stack deposit has been built to provide storage capacity until year-end 2016.  The deposit will be expanded next year to provide storage capacity through April 2017 at an estimated CAPEX of $3.5 million and will continue to be expanded as required throughout the life of mine.

Processing plant and filter facility expansion to 3,000 tpd

Construction activities on the expansion of the processing plant to 3,000 tpd are advancing according to schedule with a 52 percent progress as of December.  Delivery of key equipment is on-going with the new 15.0 ft x 21.5 ft ball mill expected to arrive on site in January 2016.

The tailings filter facility has been built for 2,000 tpd and will be expanded to 3,000 tpd with the addition of a third filter which is already on site.   The third filter will be assembled and commissioned by the second quarter 2016.

Commissioning of the expansion project to 3,000 tpd is planned for mid-2016 at an approved budget of $32.6 million, including the filter plant expansion.

Brownfields exploration highlights

Exploration drilling is currently in progress at two locations at or near the San Jose Mine.  One drill rig is operating from the 1100 level of the mine to test the depth extensions of the Bonanza and Bonanza Hanging Wall vein systems in the Trinidad Central zone.  Here, mineralization is open-to-depth with a number of favorable intercepts supporting the potential for discovery of new resources (e.g. SJOM-371: 7.1 m avg. 918 g/t Ag Eq; SJOM-293: 5.7 m avg. 475 g/t Ag Eq; SJOM-317: 4.6 m avg. 1,788 g/t Ag Eq -- Ag Eq estimated at Au:Ag ratio of 60).  Drilling was initiated in mid-November in Trinidad Central Deep and several drill holes are planned to test the extensions of the veins between the elevations of 950 m and 700 m, or ranging to approximately 300 m below existing drill-identified resources.  A longitudinal section of the Trinidad Central Deep exploration target is available at the following link: http://www.fortunasilver.com/i/pdf/map/NR_Trinidad-Central-Deep-Exploration-Program_14DEC15.pdf.

The second exploration drill rig is currently testing the San Antonio and La Noria vein system, a parallel vein system located approximately two kilometers to the west of the Trinidad vein system which hosts the San Jose Mine reserves and resources.  Detailed mapping and surface sampling in this area have identified a major vein system similar in character to the Trinidad vein system with sample results returning strong gold and silver values. A map with surface mapping and sampling results is available at the following link: http://www.fortunasilver.com/i/pdf/map/NR_La-Noria-San-Antonio-Vein-System-surface-mapping-and.pdf.

While partial leaching of the silver mineralization is believed to have occurred at the surface, the gold values range from less than 1 g/t to 5.6 g/t and indicate the potential for a strongly mineralized epithermal vein system.  An outlier rock-chip sample in the La Noria area assayed 26.9 g/t Au and 608 g/t Ag.  The known strike length of the La Noria/San Antonio system exceeds 3 kilometers with potential that the system may extend even further to the north.  First pass surface drilling in the La Noria/San Antonio area was initiated in late November and is expected to continue in 2016.

Included in the 2016 exploration budget for San Jose is the development of a 1,500 meter exploration crosscut to better access the northern extension of the Trinidad North vein system where the Ocotlan Vein is projected to intersect with the Trinidad vein system.  The structural setting of this brownfields target is analogous with the intersection of the Bonanza Vein with the Trinidad Vein that hosts the majority of the known reserves and resources at the San Jose Mine.  Development of the crosscut will be initiated in early 2016.  A longitudinal section of the Bonanza Vein showing the Trinidad North Extension target is available at the following link: http://www.fortunasilver.com/i/pdf/map/NR_Bonanza-Vein-Longitudinal-Section_Trinidad-North-Ext.pdf.

The company will be providing comprehensive production, capital and cost guidance for 2016 in mid-January.

Qualified Person

Thomas I. Vehrs, Ph.D., Vice President of Exploration, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Dr. Vehrs is a Founding Registered Member of the Society for Mining, Metallurgy, and Exploration, Inc. (SME Registered Member Number 3323430RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.